KODAK

March 16, 2015

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:
Notice of Disclosure Filed in the Annual Report on Form 10-K Under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended

To Whom it May Concern:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that Eastman Kodak Company has made disclosure pursuant to those provisions in its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the U.S. Securities and Exchange Commission on March 16, 2015.

Respectfully,

Eastman Kodak Company

By: /s/ Sharon E. Underberg
General Counsel, Secretary & Senior Vice President

Eastman Kodak Company • 343 State Street • Rochester, NY  14650